
FOSTER'S
GROUP



ASX RELEASE


10016157

The following release was made to the Australian Securities Exchange Limited today:

"Treasury Wine Estates Partners with Southern Wine & Spirits"

Released: 11 August 2010

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

dlw 8/17



FOSTER'S
GROUP

11 August 2010

TREASURY WINE ESTATES PARTNERS WITH SOUTHERN WINE & SPIRITS

NAPA, California — Treasury Wine Estates, part of Foster's Group Limited, has signed long-term distribution agreements with Southern Wine & Spirits of America, Inc. in five U.S. markets.

Southern Wine & Spirits gains the exclusive rights to sell Treasury Wine Estate's global portfolio of wines in South Carolina, Kentucky, Alaska, Hawaii, and Eastern Washington. Southern currently distributes the Treasury Wine Estates portfolio wines in each of these states but has shared the portfolio with other distributors in all of the states except Hawaii.

"We are pleased with our continuing strong partnership and our mutual alignment on performance," said Treasury Wine Estates Americas Managing Director Stephen Brauer. "Signing agreements with Southern Wine & Spirits in these markets concludes the first phase of our strategic route to market initiative," he added.

"We look forward to partnering with Treasury Wine Estates to realize their Route-to-Market goals of sustainable brand growth, in-market execution and portfolio premiumisation" said Wayne Chaplin, President & Chief Operating Officer of Southern Wine & Spirits of America. "We appreciate the confidence they have demonstrated by selecting us to be their partners in these additional markets."

The new contracts are effective August 1, 2010 in Hawaii and Alaska; September 1, 2010 in South Carolina and Kentucky and October 1 in Eastern Washington.

Managing Director Brauer noted that Treasury Wine Estates will begin the second phase of its Route-to-Market initiative at the end of the calendar year.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

Americas

Jim Caudill
Tel: + 1 707 799-0144
jimcaudill@comcast.net

About Southern Wine and Spirits of America, Inc (Southern)

Southern Wine & Spirits of America, Inc. is the nation's largest wine and spirits distributor with operations in 30 states. The multi-state distributor currently operates in: Alabama, Arizona, California, Colorado, Delaware, Florida, Kentucky, Hawaii, Illinois, Indiana, Maine, Mississippi, New Hampshire, Nevada, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Vermont, Virginia and West Virginia, as well as the additional seven states of Alaska, Washington, Oregon, Idaho, Montana, Wyoming and Utah through the Southern-Odom/Spirits West partnership. Southern has recently announced the formation of a joint venture in Minnesota with J.J. Taylor Distributing Company and in Maryland and the District of Columbia with F.P. Winner Wine & Spirits. Southern also holds operating licenses and permits in Nebraska and Texas. On a national basis, Southern Wine & Spirits of America, Inc. employs more than 11,000 team members. For more information contact: www.southernwine.com.

About Treasury Wine Estates Americas

Treasury Wine Estates has a proud history that dates back to the 1800's and a legacy marked by the highest commitment to making quality wines and producing strong business returns. In the Americas, Treasury Wine Estates produces and markets an international portfolio of award-winning brands from iconic estates like Beringer Vineyards and Chateau St. Jean in California, Penfolds, Rosemount and Wolf Blass in Australia, Castello di Gabbiano in Italy, and Matua Valley in New Zealand. Many of these estates were founded by pioneers in their regions and continue to craft wines at the forefront of quality, innovation and regional expression. Treasury Wine Estates is part of Foster's Group Limited listed on the Australian Securities Exchange, more information is available at: www.fostersgroup.com

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

Fax Transmission



FOSTER'S GROUP
Inspiring Global Enjoyment

Fax to	Manager Loan Administration Commonwealth Bank of Australia ("CBA")	Fax no	1300 857 262
		From	Robert Dudfield
		Direct fax	03 9645 7226
		Direct tel	03 8626 2533
		Date	11 August 2010

Number of pages including this coversheet 4

The contents of this fax are strictly private and confidential.

Subject Agency Agreement between CBA and Foster's Group Limited

Please find attached Schedule 3 & 4 and a list of terminations for the month of July 2010.

If you have any queries please call Jane Jamieson on (03) 8626-2105.

Yours faithfully,

R.K. Dudfield

RK Dudfield
Assistant Company Secretary

Schedule 3 – pre-advice of remittance notice

[In accordance with Clause 6.1(b) of the Agency Agreement]

To: Commonwealth Bank of Australia (**Principal**)

Attention: Manager, Loan Administration, Fax 1300 857 262

We refer to the agency agreement dated **24 June 2003** between the Principal and Foster's Group Limited (respectively, **Agent** and **Agency Agreement**).

We notify you that the aggregate amount of Collections for the Collection Period immediately preceding the Remittance Date, being the period 1 July 2010 to 31 July 2010 is $106,211.25.

Expressions defined in the Agency Agreement have the same meaning when used in this notice.

Signed: 
Officer

Print name: **Robert K Dudfield**

Contact details: **Ph (03) 8626 2533 / Fax (03) 9645 7226**

Dated: **11 August 2010**

Schedule 4 – monthly reconciliation report – updated for details in section 1

[In accordance with Clause 6.3(a)(1) of the Agency Agreement]

To: Commonwealth Bank of Australia **(Principal)**

Attention: Manager, Loan Administration, Fax (02) 9235 1197

We refer to the agency agreement dated **24 June 2003** between the Principal and Foster's Group Limited (respectively, **Agent** and **Agency Agreement**).

This report is for the Collection Period commencing on 1 July 2010 and ending on 31 July 2010.

1. New ESP Loans to terminated Borrowers

Following are details of New ESP Loans made to Borrowers whose employment with the Agent terminated during the above Collection Period or the immediately preceding Collection Period.

	Opening balance of Principal Outstanding	Collections	Closing balance of Principal Outstanding
See attached listing			
Total	$82,175.00	($82,175.00)	Nil

2. Other New ESP Loans

Following are details of all other New ESP Loans outstanding on the 1st day of the above Collection Period.

	Opening balance of Aggregate Principal Outstanding	Collections	Closing balance of Aggregate Principal Outstanding
	$7,597,010.60	($106,211.25)	$7,490,799.35

Expressions defined in the Agency Agreement have the same meaning when used in this report.

Signed: R. K. Dudfield.
Officer

Print name: **Robert K Dudfield**

Contact details: **Ph (03) 8626 2533 / Fax (03) 9645 7226**

Dated: **11 August 2010**

CBA - Terminations
July 2010

Name	Totals $
Mr Edward Asuncion	9,830.00
Mr Grant Alister Cameron	17,230.00
Ms Trina Coxon	14,125.00
Lester Hein	20,495.00
Mr Geoffrey Rowlatt	20,495.00
TOTAL	**82,175.00**